Exhibit 99.1

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

News Release - 1	May 20, 2019

Outcome of the Board meeting: Audited Financial Results for the quarter and year ended March 31, 2019 ("Results")

With further reference to our filing dated May 13, 2019, please be informed that the Board of Directors, at its meeting held today, inter alia, approved the Financial Results of the Company (for both standalone and  consolidated) for the quarter and financial year ended March 31 , 2019. A copy of the Press Release and the Results are annexed herewith. The Statutory Auditors of the Company, M/s BSR & Co. LLP, Chartered Accountants (BSR) have issued Auditors' Report with an unmodified opinion on the financial results for the said financial year. The financial results and press release are also being made available on the Company's website at www.tatamotors.com.

The Board meeting commenced at 2:10 pm and concluded at 3:45 p.m. (IST).